As filed with the Securities and Exchange Commission on September 30, 2016

Securities Act File No. 333-198981

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

☐  Pre-Effective Amendment No.

☒  Post-Effective Amendment No. 4

Credit Suisse Park View BDC, Inc.

(Exact name of registrant as specified in charter)

One Madison Avenue

New York, New York 10010

(Address of Principle Executive Offices)

212-325-2000

(Registrant’s telephone number, including area code)

Karen Regan

Vice President and Secretary

One Madison Avenue

New York, New York 10010

(Name and address of agent for service)

COPIES TO:

Steven B. Boehm, Esq. Stephani M. Hildebrandt, Esq. Sutherland Asbill & Brennan LLP 700 Sixth Street, NW Washington, DC 20001 Tel: (202) 383-0100 Fax: (202) 637-3593	Rose F. DiMartino, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000 Facsimile: (212) 728-9294

Approximate date of proposed public offering: N/A

It is proposed that this filing will become effective (check appropriate box):

☒	when declared effective pursuant to Section 8(c).

DEREGISTRATION OF UNSOLD COMMON STOCK

This Post-Effective Amendment No. 4 relates to the Registration Statement on Form N-2 (File No. 333-198981) (the “Registration Statement”). Pursuant to the Registration Statement, Credit Suisse Park View BDC, Inc. (the “Company”) registered $500,000,000 of common stock, par value $0.01 to be sold pursuant to a public primary offering. The Company terminated the offering of shares of common stock on September 29, 2016. As of that date, the Company had sold $13,204,000 of common stock pursuant to the Registration Statement. In connection with the termination of the offering of shares of its common stock, the Company hereby deregisters $486,796,000 of common stock which remain unsold as of the date of this filing.

In addition, the Company expects to convert to a Maryland limited liability company and change its name effective as of September 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and the State of New York, on the 30th day of September, 2016.

By:	/s/ John G. Popp
Name: John G. Popp
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 4 to the Registration Statement has been signed by the following persons in the capacities set forth below on the 30th day of September, 2016. This document may be executed by the signatories hereto on any number of counterparts, all of which constitute one and the same instrument.

Name	Title	Date

/s/ John G. Popp
John G. Popp	Chief Executive Officer and President (Principal Executive Officer)	September 30, 2016

/s/ Kenneth Lohsen
Kenneth Lohsen	Chief Financial Officer (Principal Financial and Accounting Officer)	September 30, 2016

*		September 30, 2016
Enrique R. Arzac	Director

*		September 30, 2016
Steven N. Rappaport	Chairman of the Board

* By:	/s/ Karen Regan
Karen Regan, as Attorney-in-fact